Exhibit 99.1

News Release

May 15, 2017

Turquoise Hill announces results of voting for directors

Turquoise Hill Resources today announced that the nominees set forth in the company’s management proxy circular dated March 23, 2017 were elected as directors of Turquoise Hill Resources. The detailed results of the vote for the election of directors held at the Annual Meeting of Shareholders, which took place on May 12, 2017 in Vancouver, are set out below.

Election of Directors

According to votes received, each of the following seven nominees proposed by management were elected as a director of Turquoise Hill Resources until the next annual shareholder meeting, or until such person’s successor is elected or appointed, with the following results:

Name of Nominee	Votes For	% For	Votes Withheld	% Withheld
James W. Gill	1,799,054,614	99.78%	4,054,963	0.22%
R. Peter Gillin	1,740,694,893	96.54%	62,414,684	3.46%
Ulf Quellmann	1,751,247,201	97.12%	51,862,376	2.88%
Russel C. Robertson	1,798,858,700	99.76%	4,250,877	0.24%
Maryse Saint-Laurent	1,800,942,174	99.88%	2,167,403	0.12%
Craig Stegman	1,754,601,918	97.31%	48,507,659	2.69%
Jeffery Tygesen	1,797,478,515	99.69%	5,631,062	0.31%

Final results on all matters voted on at the Annual Meeting of Shareholders will be filed on SEDAR.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

Tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com